Exhibit 4.1

DSU Plan

ALGONQUIN POWER & UTILITIES CORP.

DIRECTORS’ DEFERRED SHARE UNIT PLAN

Effective June 21, 2011, as amended to June 9, 2016

Section 1                       Interpretation

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between Eligible Directors of the Corporation and the shareholders of the Corporation; and

(b)
to provide a compensation system for Eligible Directors that, together with the other Director compensation mechanisms of the Corporation, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of the various committees of the Board.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Account” means the account maintained by the Corporation in its books for each Eligible Director to record the DSUs credited to such Eligible Director under the Plan;

(b)
“Affiliate” means an affiliate of the Corporation, as applicable, as the term “affiliate” is defined in paragraph 8 of the Canada Revenue Agency’s interpretation bulletin IT-337R4, “Retiring Allowances”;

(c)
“Annual Cash Remuneration” means all amounts ordinarily payable in cash to an Eligible Director by the Corporation in respect of the services provided by the Eligible Director to the Corporation in connection with such Eligible Director’s service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; and (iii) the fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board or the Committee, be payable Quarterly in arrears. For greater certainty, “Annual Cash Remuneration” shall exclude any meeting fees payable in respect of attendance at individual meetings and any amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings;

(d)
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(e)
“Beneficiary” means an individual who, on the date of an Eligible Director’s death, is the person who has been designated in accordance with Section 4.7 and the laws applying to the Plan, or where no such individual has been validly designated by the Eligible Director, or where the individual does not survive the Eligible Director, the Eligible Director’s legal representative;

(f)	“Board” means the Board of Directors of the Corporation;

(g)
“Broker” means, with respect to an Eligible Director, a broker independent from the Corporation under Stock Exchange Rules, who has been designated by the Eligible Director in accordance with rules established by the Committee and who is a member of the Toronto Stock Exchange or any such other stock exchange as may be determined by the Committee from time to time;

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(i)	“Committee” means the Corporate Governance Committee of the Board, or such other persons designated by the Board;

(j)
“Common Share” means a common share of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(k)
“Corporation” means Algonquin Power & Utilities Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or the Committee;

(l)
“Conversion Date” means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to an Eligible Director under Section 2.3, which date shall, subject to variation as determined by the Board or the Committee, generally be the last day of each Quarter and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

(m)
“Deferred Share Unit” or “DSU” means a unit credited by the Corporation to an Eligible Director by way of a bookkeeping entry in the books of the Corporation, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

(n)	“Director” means a member of the Board;

(o)	“Effective Date” has the meaning ascribed thereto in Section 1.3;

(p)	“Elected Percentage” has the meaning ascribed thereto in Exhibit A;

(q)
“Election Notice” means the written election under Section 2.2 to receive Deferred Share Units, in the form of Exhibit A hereto, or such other form as may be prescribed by the Committee from time to time;

(r)	“Eligible Director” means all Directors of the Corporation who are not employees of the Corporation or any Affiliate, and including any non-executive Chair of the Board;

(s)	“Entitlement Date” has the meaning ascribed thereto in Section 3.1;

(t)
“Fair Market Value” means, with respect to any particular date, the volume weighted average trading price per Common Share on the Stock Exchange during the immediately preceding 5 Trading Days. In the event that the Common Shares are not listed and posted for trading on the Stock Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Corporation in its sole discretion, acting reasonably and in good faith;

(u)	“Insider” “Insider” means an “insider” as defined in the policies of the Toronto Stock Exchange relating to Securities-Based Compensation Arrangement plans;

(v)	“Plan” means this Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan, as amended from time to time;

(w)
“Quarter” means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and “Quarterly” means each “Quarter”;

(x)
“Securities-Based Compensation Arrangements” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)
“Stock Exchange” means The Toronto Stock Exchange, or if the Common Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

(z)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which shares of the Corporation are listed;

(aa)
“Termination Date” means the date of an Eligible Director’s death, or retirement from, or loss of office or employment with the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including (i) the voluntary resignation or retirement of an Eligible Director from the Board; or (ii) the removal of an Eligible Director from the Board whether by shareholder resolution or failure to achieve re-election;

(bb)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and on which Common Shares are actually traded; and

(cc)
“US Director” means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3	Effective Date

The Plan shall be effective as of June 21, 2011 (the “Effective Date”).

1.4	Eligibility

If an Eligible Director should become an officer (other than non-executive Chairman) or employee of the Corporation while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Corporation. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5	Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to “Section” or “Sections” mean a section or sections contained in the Plan, unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6	Administration

1.6.1            The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee of the Board or any one or more directors, officers or employees of the Corporation as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

1.6.2            The Committee shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) have the power to delegate, on such terms as the Committee deems appropriate, any or all of its powers hereunder to any officer of the Corporation, including without limitation the Chief Executive Officer or Secretary of the Corporation; and (iv) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director and any other person claiming an entitlement or benefit through the Eligible Director. All expenses of administration of the Plan shall be borne by the Corporation as determined by the Committee.

1.7	Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

Section 2                       Election Under the Plan

2.1	Payment of Annual Cash Remuneration

Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Committee may impose and, in the case of US Directors, Appendix I hereto, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2	Election Process

(a)
A person who is an Eligible Director on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the Secretary of the Corporation an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Eligible Director’s Annual Cash Remuneration payable for services provided after the effective date of such election, subject to the provisions of Section 2.2(c).

(b)
An individual who becomes an Eligible Director during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the Secretary of the Corporation an Election Notice within 30 days after the individual becomes an Eligible Director.

(c)
An Eligible Director who has previously made an election under this Section 2.2, or who has never made any election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent fiscal year by completing and delivering to the Secretary of the Corporation a new Election Notice on or before September 30 immediately preceding the first day of such subsequent fiscal year.

(d)
An Eligible Director who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Corporation a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(e)
The Committee may prescribe election forms for use by Eligible Directors who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Eligible Directors where the Committee determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Eligible Directors or the Corporation under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(f)
For greater certainty, if the Corporation establishes a policy for members of the Board with respect to the acquisition and / or holding of Common Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with such policy.

2.3	Deferred Share Units

2.3.1                                 Deferred Share Units elected by an Eligible Director pursuant to Section 2.2 shall be credited to the Eligible Director’s Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an Eligible Director’s Account as of a particular Conversion Date pursuant to this Section 2.3.1 shall be determined by dividing the portion of that Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date.

2.3.2                                  Deferred Share Units credited to an Eligible Director’s Account under Section 2.3.1, together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to an Eligible Director’s Account and the Eligible Director’s entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

2.4	Maximum Number of Shares and Limits

2.4.1                                  The aggregate number of Common Shares which may be issued by the Corporation under the Plan is limited to 1,000,000. All Common Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent issuance of Deferred Share Units under the Plan.

2.4.2                                  Under this Plan and any other Securities-Based Compensation Arrangements of the Corporation:

(i)	the number of Common Shares reserved for issuance pursuant to Deferred Share Units granted to Insiders shall not exceed 10% of the issued and outstanding Common Shares; and

(ii)	the number of Common Shares issued to Insiders, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares.

2.5	Dividends

On any payment date for dividends paid on Common Shares, an Eligible Director shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Eligible Director’s Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Common Shares are paid.

2.6	Eligible Director’s Account

An Eligible Director’s Account shall record at all times the number of Deferred Share Units standing to the credit of the Eligible Director. Upon payment in satisfaction of Deferred Share Units credited to an Eligible Director in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Corporation to the Eligible Director at least annually.

2.7	Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made by the Committee, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

Section 3                       Redemptions

3.1	Redemption of Deferred Share Units

Subject to Sections 3.4 and 3.5, and, in the case of US Directors, Appendix I hereto, an Eligible Director may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Eligible Director’s Account shall be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Corporation. No Entitlement Date elected by an Eligible Director pursuant to this Section 3.1 shall be before the Eligible Director’s Termination Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Termination Date occurs. Where an Eligible Director to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Section 3.3, shall be December 15 of the year following the year in which the Eligible Director’s Termination Date occurs.

3.2	Settlement of Deferred Share Units

An Eligible Director, or the Beneficiary of an Eligible Director, as the case may be, who redeems Deferred Share Units hereunder shall be entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any Deferred Share Units is made through the issuance of Common Shares, the Eligible Director (or his Beneficiary) will, subject to Section 4.13, receive one Common Share for each whole Deferred Share Unit being settled in Common Shares. No fractional Common Shares will be issued and any fractional Deferred Share Units remaining following settlement hereunder shall be cancelled without payment. Where settlement of any Deferred Share Units is made in cash, the Eligible Director (or his Beneficiary) will, subject to Section 4.13, receive a lump sum cash payment equal to the Fair Market Value on the payment date multiplied by the number of whole and fractional Deferred Share Units being settled by way of such cash payment. Where settlement of Deferred Share Units is made through the purchase of Common Shares on the open market, the Eligible Director (or his Beneficiary) will receive such number of whole Common Shares as are purchased in accordance with Section 3.5.

3.3	Extended Entitlement Date

In the event that the Committee is unable, by an Eligible Director’s Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Eligible Director’s Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Committee and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Committee.

3.4	Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, an Eligible Director hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Eligible Director’s Termination Date.

3.5	Purchase of Common Shares on the Open Market

3.5.1                                   Where the Committee determines that all or a portion of an Eligible Director’s Deferred Share Units will be redeemed for Common Shares such Common Shares shall be purchased by the Broker on the Toronto Stock Exchange or any other stock exchange approved by the Committee.

3.5.2                                   The Corporation shall notify the Broker as to the number of whole Common Shares to be purchased by the Broker on behalf of the Eligible Director (or the Beneficiary of an Eligible Director) on the basis of one Common Share for each Deferred Share Unit to be redeemed for Common Shares, subject to an adjustment in the number of Common Shares on account of applicable taxes and other source deductions in accordance with Section 4.13 and provided that the number of Common Shares to be purchased will be rounded down to the nearest whole number and no payment will be made in respect of any fractional Deferred Share Units or Common Shares. As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange the number of Common Shares specified in the notice from the Corporation and shall advise the Eligible Director, or the Eligible Director’s Beneficiary, as applicable, and the Corporation of:

(i)	the aggregate purchase price of the Common Shares;

(ii)	the purchase price per share or, if the Common Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per share);

(iii)	the amount of any related brokerage commission; and

(iv)	the settlement date for the purchase of the Common Shares.

3.5.3                                  On the settlement date in respect of the Common Shares purchased hereunder, upon payment of the aggregate purchase price and related brokerage commission by the Corporation on behalf of the Eligible Director, the Broker shall deliver to the Eligible Director, or to his designated representative, the certificate representing the Common Shares purchased on behalf of such Eligible Director or shall cause such Common Shares to be transferred electronically to an account designated by such Eligible Director.

3.5.4                                 Upon designation of a Broker or at any time thereafter, the Corporation may elect to provide the designated Broker with a letter agreement to be executed by the Broker, the Eligible Director and the Corporation, setting forth, inter alia:

(i)
the Broker’s agreement with being so designated, to acting for the Eligible Director’s account in accordance with customary usage of the trade with a view to obtaining the best share price for the Eligible Director in respect of the Common Shares to be purchased for the Eligible Director, and to delivering to the Eligible Director, or his or her representative, the share certificate for, or to transferring electronically to an account designated by the Eligible Director, the Common Shares purchased upon receipt from the Corporation of payment of the aggregate purchase price and related reasonable brokerage commission; and

(ii)	the Corporation’s agreement to notify the Broker of the number of Common Shares to be purchased and to pay the aggregate purchase price and the related reasonable brokerage commission,

provided, however, that none of the terms of such letter agreement shall have the effect of making the Broker or deeming the Broker to be an affiliate of, or not independent from, the Corporation for purposes of any applicable corporate, securities requirement or under Stock Exchange Rules.

Section 4                       General

4.1	Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

4.2	Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Corporation and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or the Eligible Director’s creditors.

4.3	Plan Amendment

4.3.1                                  The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)
shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) a change in the vesting provisions of the Plan; or (v) an amendment to the amending provisions of the Plan; and

(c)
no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan.

4.3.2                                  Notwithstanding Section 4.3.1, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.4	Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan. Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.5	Applicable Trading Policies and Reporting Requirements

The Committee and each Eligible Director will ensure that all actions taken and decisions made by the Committee or an Eligible Director, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Corporation relating to insider trading and “black out” periods. All Deferred Share Units shall be considered a “security” of the Corporation solely for reporting purposes under the insider trading policy of the Corporation.

4.6	Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Director may designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Director. The Eligible Director may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Exhibit B. The initial designation of each Eligible Director shall be executed and filed with the Secretary of the Corporation within sixty (60) days following the Effective Date of the Plan. Changes to such designation may be filed from time to time thereafter.

4.8	Death of Eligible Director

In the event of an Eligible Director’s death, subject, in the case of US Directors, to Appendix I hereto, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with Sections 3.2, 3.3 and 3.4 as soon as reasonably practicable after the Eligible Director’s date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Eligible Director.

4.9	Rights of Eligible Directors

4.9.1                                   Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

4.9.2                                   Rights of Eligible Directors respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

4.9.3                                  The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

4.9.4                                 Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Common Shares.

4.10	Compliance with Law

Any obligation of the Corporation pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Eligible Directors shall comply with Applicable Law and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

4.11	Administration Costs

The Corporation will be responsible for all costs relating to the administration of the Plan.

4.12	Limited Liability

No member of the Committee, the Board or any officer or employee of the Corporation or any subsidiary, partnership or trust of the Corporation or other controlled entity (each an “Algonquin Entity”) shall be liable for any action or determination made in good faith pursuant to the Plan or any Election Notice under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Corporation or an Algonquin Entity.

4.13	Withholding

The Corporation may withhold from any amount payable to an Eligible Director, either under the Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Eligible Director, or causing any Eligible Director to sell, any Common Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Eligible Director hereunder or (b) requiring an Eligible Director, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Eligible Director to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

Appendix I – US Directors

1.	GENERAL

The provisions of the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”) shall be read as incorporating this Appendix I with respect to all US Directors.

2.	SECTION 409A

2.1
It is intended the terms of the Deferred Share Units and the rules of the Plan shall be administered and interpreted so as to comply with the provisions of Section 409A of the Code (“§409A”), and any provision that would cause the terms of any Deferred Share Unit to fail to satisfy §409A will have no force and effect until amended to comply with §409A (which amendment may be retroactive to the extent permitted by §409A).

2.2
To the extent a Deferred Share Unit constitutes deferred compensation for the purposes of §409A, if payment will occur following or otherwise as a result of a US Director’s Termination Date, the US Director shall not be treated as having had a Termination Date for the purposes of his or her Deferred Share Units and no payments shall be due to the US Director in relation to his or her Deferred Share Units which are payable following or otherwise as a result of a Termination Date until the US Director would be considered to have incurred a “separation from service” from the Company within the meaning of §409A such that it is reasonably anticipated that no further services will be performed.

2.3
If a US Director becomes a “specified employee” within the meaning of §409A and is a “specified employee” at his or her Termination Date, then any amounts that would otherwise be paid or provided pursuant to an Deferred Share Unit during the six-month period immediately following his or her Termination Date shall be paid, to the extent required to avoid accelerated taxation and/or tax penalties under §409A, on the first business day after the date that is six months following such Termination Date (or upon the Eligible Director’s death, if earlier).

2.4
For purposes of Section 3.1 of the Plan, a US Director’s election of an Entitlement Date or Dates must be made at the same time the Eligible Director makes his or her election to receive Deferred Share Units under Section 2.2. Moreover, any Entitlement Date elected by the Eligible Director must meet the definition of a “fixed date” within the meaning of §409A following the Termination Date.

2.5
In the event a US Director fails to make an election in accordance with Section 2.4 of this Appendix with respect to any Deferred Share Units credited to his or her Account, the US Director’s Entitlement Date for such Deferred Share Units shall be December 15 of the year following the year in which the US Director’s Termination Date (as determined in accordance with Section 2.2 of this Appendix) occurs.

2.6
In the event of a US Director’s death, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the US Director’s Beneficiary as soon as reasonably practicable after the US Director’s date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the US Director provided that, in no event shall such payment be made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the date of death.

Exhibit A

Algonquin Power & Utilities Corp.

Directors’ Deferred Share Unit Plan (the “Plan”)

ELECTION NOTICE1

I.	Election:

Subject to Part II of this Notice, for the period __________________ to _______________, I hereby elect to receive the following percentage (the “Elected Percentage”) of my Annual Cash Remuneration by way of Deferred Share Units (“DSUs”):

	Amount	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	$	_____%	_____%

II.	Time of Payment

I elect to receive payment of my DSUs as follows: (choose one)

☐	100% on December 15 of the calendar year following my Termination Date.

☐	100% on my Termination Date.

☐	_______% on my Termination Date and the remainder on December 15 of the calendar year following my Termination Date.

☐
_______% on ___________________ (insert payment date no earlier than your Termination Date) and the remainder on ________________ (insert payment date no later than December 15 of the calendar year following your Termination Date).

III.	Acknowledgement

I confirm and acknowledge that:

1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

2.	I will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

3.
When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

4.	The value of DSUs is based on the value of the Common Shares of the Corporation and therefore is not guaranteed.

1 Elections on this form must be made prior to the start of the director’s tax year; except that a new director has 30 days following the commencement of the director’s term to make an election with respect to compensation earned with respect to the first calendar quarter following the date of the election.

5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Corporation.

6.	This election is irrevocable.

7.
The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Director)

(Signature of Eligible Director)

Exhibit B
Algonquin Power & Utilities Corp.
Directors’ Deferred Share Unit Plan (the “Plan”)

BENEFICIARY DESIGNATION

To:            Algonquin Power & Utilities Corp.

I, , being an Eligible Director under the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”) hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary:	_______________________

Address of Beneficiary:	_______________________

__________________________________________

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:	________________________

Name:	________________________ (please print)